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EXHIBIT (a)(5)(vi)

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

IN AND FOR NEW CASTLE COUNTY

ANTHONY CHIARENZA,	)	C.A. No. 203-N
)
Plaintiff,	)
)
v.	)
)
DOVER INVESTMENTS CORPORATION,	)
DOVER ACQUISITION CORP., ARNOLD	)
ADDISON, JOHN GILBERT, FREDERICK M.	)
WEISSBERG, WILL C. WOOD, and	)
THE LAWRENCE WEISSBERG	)
REVOCABLE LIVING TRUST U/D/T/ DATED	)
NOVEMBER 25, 1992,	)
)
Defendants.	)

FIRST AMENDED COMPLAINT

        Plaintiff by and through his undersigned counsel, for his First Amended Complaint against the above-named defendants, alleges on knowledge as to his own conduct and actions and upon information and belief as to the conduct and actions of others, as follows:

SUMMARY OF THE ACTION

        1.     This is an action for declaratory, injunctive and monetary relief arising out of a self-dealing scheme being perpetrated by the defendants to deliver sole ownership of Dover Investments Corporation ("Dover" or the "Company") to its controlling stockholder, The Lawrence Weissberg Living Trust U/D/T dated November 25, 1992 (the "Trust"), at an unfairly low price unilaterally established by the Trust. The self-dealing scheme involves two steps: First, the Trust, through an entity controlled by it and others affiliated with it, will make a cash offer to the public owners of Dover's shares at a price that is materially below the fair value of the shares—a price that even the Company's own financial advisors cannot and do not support. Second, the Trust, through the entity it controls, will effect a short-form merger in which the continuing equity interests in Dover belonging to the non-tendering public stockholders will be forcibly eliminated for the same low price utilized in the tender offer (the "Squeeze-Out Transaction").

        2.     Defendants believe that they are permitted to pursue their course of unfair dealing with impunity because, when viewed in isolation, (i) a controlling stockholder of a Delaware corporation does not have a fiduciary duty to offer a fair price when extending a tender offer for additional shares of the corporation; and (ii) a 90% stockholder of a Delaware corporation is not required to establish the "entire fairness" of a short-form merger accomplished pursuant to Section 253 of the Delaware General Corporation Law. Notwithstanding the foregoing, however, Delaware law does not permit a controlling stockholder to engage in a two-step, going-private transaction on terms that are unfair to the minority stockholders. And, even more fundamentally, Delaware law imposes upon directors of Delaware corporations an affirmative fiduciary duty to the corporation and its stockholders to protect and defend their interests in the face of a two-step, going-private transaction that the directors believe to be unfair—especially when the transaction is pursued by a controlling stockholder. In the instant case, these fundamental fiduciary duties are being violated and disregarded by the Trust and by the members of Dover's board of directors (the "Dover Board").

        3.     Faced with the Trust's low-ball bid to acquire complete ownership of Dover, a properly functioning, disinterested and independent Dover Board would take affirmative steps to protect the interests of Dover's public stockholders and to preclude the Trust from succeeding in its plan. Among other things, a properly functioning Dover Board would respond by (i) negotiating with the Trust; (ii) refusing to enter into a merger agreement at an unfair price; and (iii) implementing measures designed to stop the Trust from achieving the Squeeze-Out Transaction on terms that are not fair to Dover's public stockholders. Examples of actions within the authority of the Dover Board, which a disinterested and independent board might consider, include (i) adopting a stockholders' rights plan that would impose financial penalties upon the Trust if it acquired additional shares of Dover's stock without dealing, at arm's length, with the Dover Board; and (ii) extending a competing self-tender offer at a higher price than is offered by the Trust, which in this case can easily be achieved with cash on hand. However, the members of the Dover Board have breached their fiduciary duties by failing to take any measures to protect Dover's minority.

        4.     As Dover's controlling stockholders, the Trust and the entity it controls, owe a fiduciary duty to Dover's public stockholders to refrain from pursuing a two-step acquisition transaction on terms that are unfair to the public stockholders. In this case, however, the Trust and the entity it controls are vigorously pursuing an unfair two-step acquisition transaction to acquire complete ownership of Dover at a low-ball price.

        5.     Delaware law does not permit a majority stockholder (which owns less than 90% of the stock of a Delaware corporation) to impose a process designed to deliver complete ownership of the corporation at an unfair price unilaterally determined by the majority stockholder without any input or exercise of fiduciary oversight on the part of the directors of the corporation. Without the intervention of the Court, however, that is precisely what will occur in this case.

THE PARTIES

        6.     Plaintiff is, and has been at all relevant times, the owner of Class A shares of Dover's common stock.

        7.     Dover is a corporation organized and existing under the laws of the State of Delaware that maintains its principal corporate offices at 100 Spear Street, Suite 520, San Francisco, California, 94105, and engages primarily in residential real estate development and construction.

        8.     The Company's share structure consists of 1,006,041 shares of Class A common stock and 311,009 shares of Class B common stock. When voting to elect directors, Class A Shareholders separately elect one director, while Class B shareholders separately elect three directors. In all matters voted jointly, Class B shares receive ten votes per share, while Class A shares receive one vote per share. Therefore, it is the Class B shareholders who control the Company.

        9.     Defendant Trust was formed by the Company's controlling shareholder and founder, Lawrence Weissberg, for estate planning and succession purposes. As of September 23, 2004, the Trust beneficially owned 483,267 Class A shares (48.03%) and 246,725 Class B shares (79.34%), which represents an aggregate voting power of approximately 71.69%. The co-trustees of the Trust are Marvin Weissberg, Lawrence's brother, and Frederick and William Weissberg, Lawrence's two sons. As co-trustees, Frederick, William and Marvin Weissberg share power to vote and dispose of the shares of Dover stock held by the Trust, and therefore elect the three Class B directors. The Trust controls nearly 3 million of the roughly 4.4 million available shareholder votes and, therefore, exercises complete control over the Company.

        10.   Defendant Frederick M. Weissberg is the Chairman of the Board of Directors and President of Dover; was chosen by the Class B shareholders to serve as a director; and has a beneficial interest in, and is a co-trustee of, the Trust.

        11.   Defendant Arnold Addison is a director of the Company. Addison was voted into office by the Class B shareholders, which are controlled by the Trust.

        12.   Defendant John Gilbert is a director of the Company. Gilbert was also voted into office by the Class B shareholders, which are controlled by the Trust.

        13.   Defendant Will C. Wood is the remaining director of Dover. Defendant Wood was voted into office by the Class A shareholders. He served, however, as a Class B director of the Company from 1992 until May 2002.

        14.   On January 27, 2004, the Dover Board formed a Special Committee consisting of defendants Addison, Gilbert and Wood authorized to "consider and evaluate the Trust's offer to take the Company private for purposes of making on behalf of the Company, pursuant to Rule 14e-2 of the Exchange Act, such recommendation regarding the [Trust's offer] to the Company's shareholders as the Special Committee [determined] appropriate." The Dover Board, consisting of the Special Committee members and defendant Weissberg, did not authorize the Special Committee to negotiate with the Trust or implement any measures to prevent the Trust from achieving the Squeeze-Out Transaction on terms that are not fair to Dover's public stockholders.

        15.   Defendant Dover Acquisition Corp. is a Delaware corporation that is wholly owned by the Trust and other individuals affiliated with the Trust, including members of the Weissberg family. The principal executive offices of Acquisition are located at 100 Spear Street, Suite 520, San Francisco, California, 94105. Acquisition was formed for express purpose of effectuating the Squeeze-Out Transaction. References to the "Trust" include Dover Acquisition Corp.

CLASS ACTION ALLEGATIONS

        16.   Plaintiff brings this action on behalf of himself and, pursuant to Delaware law, as a class action on behalf of all owners of Dover common stock and their successors in interest, except defendants and any persons, trusts, corporations or other entities affiliated with defendants (the "Class").

        17.   This action is properly maintainable as a class action for the following reasons:

          (a)   the Class is so numerous that joinder of all members is impracticable (approximately 575,020 shares of Dover Class A and 65,895 Dover Class B shares are held by hundreds, if not thousands, of shareholders throughout the country);

          (b)   questions of law and fact are common to the Class, including, inter alia, the following:

  (i)
  did defendants breach their fiduciary and other common law duties owed by them to plaintiff and the other members of the Class;

  (ii)
  are defendants, in connection with the Squeeze-Out Transaction, pursuing a course of conduct designed to eliminate the public shareholders of Dover in violation of the laws of the State of Delaware;

  (iii)
  are Dover's directors able to negotiate at arm's length and in good faith on behalf of Dover's minority public shareholders; and

  (iv)
  is the Class entitled to injunctive relief and damages as a result of defendants' wrongful conduct;

          (c)   plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature and has no interests that conflict with those of the Class;

          (d)   plaintiff's claims are similar to those of the other members of the Class; and

          (e)   plaintiff has no interests that are adverse to the Class.

        18.   The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications for individual members of the Class and of establishing incompatible standards of conduct for defendants.

        19.   Conflicting adjudications for individual members of the class might as a practical matter be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

FACTS

        20.   On January 27, 2004, the Dover Board held a regularly scheduled meeting at which defendant Weissberg, on behalf of the Trust, delivered a written offer to the Board setting forth the Trust's proposal to take Dover private in a two-step transaction for $24.50 per share in cash (the "January Offer").

        21.   During the January 27, 2004 meeting, the Dover Board formed a Special Committee consisting of defendants Addison, Gilbert and Wood—all of whom served or had served at the behest of the Class B shares that the Trust controlled. The mandate of the Special Committee was to "consider and evaluate the [January] Offer for purposes of making on behalf of the Company, pursuant to Rule 14e-2 of the Exchange Act, such recommendation regarding the [January] Offer to the Company's stockholders as the Special Committee [determined] to be appropriate." The Special Committee was also authorized to hire its own financial advisor and legal counsel. Shortly thereafter, the Special Committee hired Houlihan, Lokey Howard & Zukin ("Houlihan") as its financial advisor.

        22.   Following the announcement of the January Offer, this action was commenced. Several months later, on May 20, 2004, a similar action was commenced, styled Raider v. Dover Investments Corporation et al., C.A. No. 443-N.

        23.   On February 19, 2004, the Special Committee and its legal and financial advisors met with the Company and representatives of the Trust to discuss the due diligence work that would be undertaken by Houlihan relating to the January Offer.

        24.   On or about February 26, 2004, defendant Weissberg telephoned Mr. Van der Porten of Leeward Capital L.P. and Leeward Investments, LLC (collectively, "Leeward"), a holder of approximately 10.46% of the Company's stock. The purpose of the call was to inform Leeward of the January Offer and to inquire whether Leeward would support the January Offer. Mr. Van der Porten informed defendant Weissberg that he was aware of the January Offer but would not tender his Dover shares at the price of $24.50. Just several months earlier, on May 15, 2003, Leeward had offered to acquire the Company for $31.00 per share. The Dover Board refused to act on Leeward's proposal on the basis that "any such discussions would be futile and a waste of corporate resources, as the Company's majority stockholder, Mr. Lawrence Weissberg, has no interest in selling his shares of the Company's stock."

        25.   On February 27, 2004, representatives of Houlihan met with defendant Weissberg and others affiliated with the Trust in order to tour Dover's operations and projects and collect information to aid Houlihan in its advice to the Special Committee. Specifically, the Company provided Houlihan with the financial data necessary to its analysis, such as information regarding the division of expenses and profits between Dover and other participants in the ventures that develop Dover's projects.

        26.   On March 19, 2004, Houlihan and others once again met with the Special Committee. Houlihan indicated that it would have to review the Company's Report on Form 10-KSB for the year ended December 31, 2003, which had recently been filed, before it would be in a position to complete its analyses.

        27.   On March 23, 2004, the Special Committee met with Mr. Van der Porten to discuss his and Leeward's position regarding the January Offer. Mr. Van der Porten stated that neither he nor Leeward would accept the $24.50 per share offered.

        28.   Leeward's agreement to the transaction proposed by the Trust was essential because the Trust could not obtain the requisite 90% equity interest in Dover to effectuate a short-form merger without Leeward's cooperation.

        29.   On or about April 12, 2004, the Trust informed the Special Committee that it was willing to increase its offer to $30.10 per share or higher provided that this litigation was settled (the "April Offer"). The Special Committee met again on April 30, 2004. At that meeting, Houlihan, which had now collected substantial financial data from the Company, advised the Special Committee that it was not in a position to conclude that an offer by the Trust of $30.10 would be fair from a financial point of view to the stockholders of the Company other than the Trust. Houlihan advised the Special Committee that the value of the Company was within a range of approximately $34–$38 per share (see infra 1134).

        30.   On May 13, 2004, the Trust increased the price in the April Offer to $31.00 per share, again conditioned on settlement of the shareholder litigation.

        31.   Throughout the months of May and June, the Special Committee continued to play the role of go-between for the Trust with Leeward and Mr. Van der Porten. The Special Committee discussed the interest of these shareholders—whose approval was critical to the Trust—in the Trust's offer. These discussions were then conveyed to the Trust by defendant and Special Committee member Gilbert.

        32.   On June 21, 2004, the Special Committee informed the Trust that it had preliminarily decided to take a neutral position with regard to the April Offer. The Special Committee made this decision prior to obtaining a written fairness opinion from its financial advisor, Houlihan, regarding the fairness of the price offered by the Trust in the April Offer.

        33.   On July 1, 2004, defendant Gilbert, on his own initiative, personally met with the plaintiff in the Raider litigation. According to a letter sent by Mr. Raider to the Company, the purpose of the meeting, among other things, was to persuade Mr. Raider to drop his lawsuit. The letter also states that defendant Gilbert admitted that he "did not believe that the $31 [offered] represents the per share intrinsic value of the Company."

        34.   Mr. Raider's letter also stated that Houlihan's fairness opinion indicated a value of approximately $34 to $38 per share. This stands in contrast to Houlihan's later report included in the tender offer documents, which states a range of $32.95 to $36.64 per share. Moreover, this Houlihan conclusion was never disclosed to shareholders, except as part of the Raider letter.

        35.   On August 6, 2004, the Trust revised its offer to $30.50 per share purportedly to reflect the risk and costs associated with this litigation. The Trust proposed to acquire the shares of Dover in a two-step merger transaction whereby all the public shareholders of Dover would receive $30.50 per share (the "August Offer"). The August Offer contemplated Leeward's consent.

        36.   On August 31, 2004, the Special Committee met with Houlihan. During this meeting Houlihan presented the Special Committee with its view with respect to the fairness of the August Offer. Houlihan stated it believed a fair value was within a range between $32.95 and $36.64 per share—considerably higher than the $30.50 per share being offered by the Trust. Having seen Houlihan's analysis, the Special Committee specifically declined to request a fairness opinion, which would have inevitably stated Houlihan's opinion that the Trust's $30.50 per share offering price was unfair.

        37.   On September 10, 2004, after learning from Mr. Weissberg that the Trust desired that Mr. Van der Porten and Leeward enter into agreements to tender their shares, Special Committee Chairman Gilbert once again served as an emissary of the Trust. He telephoned Mr. Van der Porten to inquire whether Mr. Van der Porten and Leeward had interest in tendering at $30.50. Mr. Gilbert promptly conveyed what he learned to the Trust. On September 22, 2004, Leeward agreed to tender its shares.

        38.   On September 23, 2004, the Trust commenced a tender offer for all of the outstanding shares of Dover stock at a price of $30.50 per share. Rather than taking steps to prevent the Trust from going forward with its low-ball offer or, at the very least, advising Dover shareholders to reject the Trust's unreasonable offer, the Special Committee voted unanimously to take a neutral position with respect to the August Offer.

        39.   The Trust, as a result of its majority ownership of Dover stock, owes a fiduciary duty to the public stockholders of Dover, and absent appropriate procedural safeguards, bears the burden of establishing the fairness of both the process and the price with respect to the Squeeze-Out Transaction. The Trust's proposal constitutes a self-dealing transaction because it seeks to acquire for itself the public shares of Dover and seeks to use the corporate mechanisms that are at its disposal as a result of its majority voting power and its ability to elect and control a majority of the Board of Directors of Dover and, thus, the actions of the Dover Board.

        40.   Under Delaware law, a "short-form merger," while self dealing, is not actionable, as such. The Squeeze-Out Transaction, however, is not a "short-form merger" because the Trust will gain its ability to consummate a short-form merger through an essentially unitary tender offer/backend merger transaction.

        41.   The members of the Dover Board owe an obligation to Dover and its stockholders to use the means available to them, such as a poison pill and other defensive mechanisms, to protect the public shareholders and the corporate enterprise from unfair tender offers. Members of the Special Committee also owe the Company and its stockholders an obligation of good faith, fair dealing and loyalty in evaluating, recommending and reacting to the Trust's offer.

THE TENDER OFFER PROCESS IS UNFAIR AND COERCIVE

        42.   The Squeeze-Out Transaction is without a single procedural safeguard designed to protect the public stockholders of Dover and to ensure the entire fairness of the transaction. Specifically, the Dover Board's action with respect to the Squeeze-Out Transaction does not and cannot replicate arm's-length negotiations between truly independent parties. Indeed, the Special Committee was not empowered to negotiate with the Trust. The Special Committee has not and cannot provide any effective protection for the Class.

        43.   A majority of the members of the Special Committee were elected by the Class B shares, which are controlled by the Trust. Defendant Wood served as a representative of the Class B shareholders for ten years so he is clearly an ally of the Trust. Therefore, the Special Committee formed by the Dover Board to evaluate the fairness of the Squeeze-Out Transaction cannot fairly and adequately represent the interests of the minority shareholders.

        44.   Because of the Trust's domination and control of the Dover Board and the Special Committee, their members could not act independently of the Trust in making a recommendation with respect to the August Offer to Dover's shareholders nor could they be expected to act independently of the Trust in determining whether to engage in actions designed to protect Dover's public shareholders from unfair tender offers.

        45.   Indeed, the Special Committee's own public statements indicate that it believes the role of the Dover Board is limited to simply recommending or not recommending stockholder action with respect to the first step of the Squeeze-Out Transaction and that transaction is between the Trust and Dover's public stockholders.

        46.   Moreover, it is apparent that, instead of protecting the interests of the minority shareholders, the Special Committee acted as the agent of the Trust in order to aid the Trust in consummating the Squeeze-Out Transaction. In its role as the Trust's agent, the Special Committee met with Mr. Van der Porten in order to persuade Leeward to tender, met with Mr. Raider in an effort to persuade him to drop his lawsuit, and remains "neutral" even though its own financial advisor has concluded that the range of fair value considerably exceeds $30.50 per share.

        47.   The Special Committee adopted a "neutral" position without the benefit of a fairness opinion. Indeed, although Houlihan offered to provide the Special Committee with a fairness opinion, after the Special Committee reviewed Houlihan's financial analysis, it specifically determined not to seek such an opinion. Given that the Trust's August Offer was well below the range of fairness indicated by Houlihan's analysis, a request for a fairness opinion would have likely resulted in the submission of an opinion that the $30.50 price offered was unfair.

        48.   Moreover, the structure of the Squeeze-Out Transaction is inequitably coercive. As the Trust has publicly announced, if the first-step exchange offer of the Squeeze-Out Transaction is successful, the Trust intends to eliminate the equity interests of those stockholders who do not submit their shares in the second-step, short-form merger piece of the Squeeze-Out Transaction at the same inadequate price.

        49.   The Trust's majority shareholder status may influence the decision of Dover's minority shareholders regarding the first-step tender offer. Minority shareholders might perceive that their failure to tender could create a risk of retaliation by the Trust. For example, the Trust may embark on a dividend policy that is unfavorable to minority shareholders (the Trust has already announced its intent to continue Dover's policy of not paying dividends even though Dover has ample cash on hand), or effect a cash-out merger at a later date at an even less favorable price, for which the remedy would be a time consuming, costly litigation. No so-called process protections can eliminate the inherent coercive nature of the Squeeze-Out Transaction.

        50.   Moreover, Dover's minority shareholders are faced with a "prisoner's dilemma," which will have the effect of forcing them to tender into the inadequate offer, not based on the merits of the transaction but in order to avoid a worse fate. Specifically, Dover's minority shareholders—who are geographically dispersed, unable to communicate with each other effectively and without the ability to bind (or even influence) their peers—will elect to receive some premium to market rather than risk none. They will, likewise, elect to receive payment sooner, through the front-end tender, rather than later, through the second-step merger, because the time value of money discounts the value of such consideration.

        51.   If, for any reason, the second-step, short-form merger were not consummated, stockholders who do not tender into the first-step tender offer will further find themselves in the undesirable position of being locked into a company that is an all-but wholly owned subsidiary. The shares would likely be delisted, and the market value of the shares would plummet.

        52.   Additionally, the Trust has wrongfully imposed risks upon stockholders who decline to tender into the first-step tender offer. These risks would not exist if the Trust had simply proposed a merger with Dover, in which all stockholders of Dover would receive the same consideration at the same time. Nor would these risks exist if the Dover Board would act as required by their fiduciary duties and prevent the Trust from pursuing the Squeeze-Out Transaction. In such circumstances, the Trust would be forced to negotiate, at arm's length, with the Dover Board (if there are any disinterested and independent directors on that board). In addition, the Trust would be required to accept the risk that an uncoerced stockholder body could reject the Trust's merger proposal.

        53.   The practical reality of the situation is now clear that the Trust has no intention of permitting Dover to remain an independent corporation with substantial public ownership. If the Squeeze-Out

Transaction were to fail, the Trust will develop an alternative transaction to acquire Dover. Faced with the knowledge that Dover's controlling stockholder has decided that the days of Dover's continued public ownership are numbered, most rational investors will accede to the Squeeze-Out Transaction in recognition of the fact that it will be more costly to fight the Trust than to accede.

        54.   Finally, any apprisal remedy available in the second-step, short-form merger will be ineffective and unreasonably expensive for stockholders such as plaintiff. The Trust has specifically structured the Squeeze-Out Transaction to insure that any appraisal class is limited to no more than 4.9% of the outstanding shares. Given the relatively small number of shares to be cashed out in the back-end merger and, because of the potential loss of the time value of money, stockholders will reasonably conclude that the cost and delay in payment of an appraisal proceeding make it undesirable to attempt to obtain fair value for their shares.

THE $30.50 OFFERING PRICE IS UNFAIR

        55.   By all accounts—including defendants' own admission and the opinion of the Special Committee's financial advisor—the fair value of Dover stock is materially greater than the consideration the Trust unilaterally has determined to pay.

        56.   The Special Committee's financial advisor, Houlihan, concluded that the per share equity value of the Company amounted to as much as $36.64. It performed two generally recognized analyses: a market multiple approach and a sum of the parts approach. Both of these approaches resulted in ranges of values in excess of the Trust's August offering price.

        57.   The market multiple approach compared Dover's book value (excluding cash), last twelve months earnings before interest, taxes, depreciation and amortization and last twelve months net income to similar multiples from comparable companies in the Southern California real estate market. Based on this methodology, Houlihan concluded that the Company was worth $33.62 to $36.33 per share.

        58.   Houlihan also performed a sum of the parts analysis that involved separately valuing the constituent parts of the Company using a variety of metrics that are typical in the homebuilding industry, such as prices paid in comparable lots sales, the estimated costs of producing a home and estimated profit margins upon the sale of a finished housing product. Based on this analysis, Houlihan concluded that Dover was worth approximately $32.25 to 36.88 per share.

        59.   In reaching a final valuation range for the Company, Houlihan considered both the conclusions of the market multiple approach and the sums of the parts approach, as well as due consideration to all relevant factors. Houlihan arrived at a per share equity value for the Company of approximately $32.95 to $36.64. This value is well in excess of the Trust's $30.50 tender offer price. Thus, based on the analysis of the Special Committee's own financial advisor, the tender offer price is grossly unfair to Dover's minority shareholders.

        60.   The unfairness of the Trust's $30.50 offering price is also evidenced from Dover's balance sheet for the year ending December 31, 2003 (the "Balance Sheet"). According to the Balance Sheet, the book value of the Company's stock exceeds $37 per share and the liquidation value exceeds $34 per share. Again, these provide conservative valuation metrics—almost all public real estate development companies trade no lower than liquidation value and most trade at a substantial premium over book value.

        61.   The Balance Sheet further reveals that the Company has "property held for development" listed at $22.3 million and "homes held for sale" at $8.1 million. According to the Company's Form 10-KSB, these assets are listed at the lower of cost or fair market value. It is almost certain that these assets are being carried at cost and, therefore, the balance sheet significantly understates these assets' true value for acquisition purposes. The Company's substantial property holdings in Northern

California's supercharged residential real estate market are not being evaluated at fair market value and that value is not reflected in the Trust's offer.

        62.   Moreover, the Company has received numerous third-party sale offers at per share bid prices in excess of the tender offer price the Trust has foisted upon the minority shareholders. As recently as September 18, 2003, the California Investment Fund, LLC ("CIF"), a private equity group that focuses on taking undervalued companies private, offered to purchase all of the Company's outstanding shares (all classes) for $40,000,000 to $45,000,000. This equals up to approximately $34.17 per share. Leeward also made a recent offer to purchase Dover shares at a price above the Trust's tender offer price. Presumably, arm's-length negotiations with these bidders (and others) would have produced higher offers. These indications of interest further confirm that the intrinsic value of Dover shares is well in excess of the Trust's $30.50 tender offer price.

        63.   Finally, on July 1, 2004, defendant Gilbert, the Chairman of the Special Committee, admitted to plaintiff in the Raider suit that neither he nor the Special Committee as a whole believed that even $31 per Dover share—an amount in excess of that offered by the Trust—represents a fair price. Thus, defendants have admitted that $30.50 per share is an unfair price for the minority's interest in Dover.

COUNT I

BREACH OF FIDUCIARY DUTY BY THE TRUST

        64.   Plaintiff repeats and realleges each and every allegation as if set forth here in full.

        65.   The Trust, by reason of its position as controlling stockholder of Dover, is obligated to ensure the entire fairness of any self-dealing transaction seeking to acquire the public shares of Dover in any transaction other than a "pure short-form merger."

        66.   The Squeeze-Out Transaction is not a "pure short-form merger" because the Trust will gain its ability to consummate a short-form merger through an essentially unitary tender offer/back-end merger transaction.

        67.   As described herein, the trust has not taken any steps to establish entire fairness in either process or price in the Squeeze-Out Transaction. Nor has it taken any steps to protect Dover's public shareholders from its domination and control. In addition, the Trust has failed to instruct its nominees on the Board to affirmatively empower a truly independent Special Committee of the Dover Board to take such actions as are in the Dover Board's authority to (i) negotiate with the Trust at arm's length; and (ii) implement measures designed to stop the Trust from achieving the Squeeze-Out Transaction on terms that are not fair to Dover's public stockholders.

        68.   As a result of the foregoing, the Trust has breached its fiduciary duties to plaintiff and the Class, for which plaintiff and the Class lack an adequate remedy at law.

COUNT II

BREACH OF FIDUCIARY DUTY BY THE INDIVIDUAL DEFENDANTS

        69.   Plaintiff repeats and realleges each and every allegation as if set forth here in full.

        70.   Delaware law imposes upon directors of Delaware corporations an affirmative fiduciary duty to the corporation and its stockholders to protect and defend their interests in the face of a two-step, going-private transaction that the directors believe to be unfair. This duty applies with even greater force when the proponent of the going-private transaction is a majority or controlling stockholder.

        71.   In the instant case, the courses of action available to the Dover Board should include, among other things, taking such defensive measures, i.e., a poison pill, as are legally available to provide the Board the leverage to negotiate with the Trust and to obtain the highest price reasonably available for its public shareholders. To date, however, the members of the Dover Board have neither taken any such actions or even met to consider whether to take any such action. Instead, the Dover Board has simply formed a so-called "Special Committee" whose mandate (and extent of authority) is limited to evaluating the Trust's Squeeze-Out Transaction for the sole purpose of making a "recommendation" to Dover's public stockholders with respect to the first-step tender offer.

        72.   The Special Committee, who cannot act independently of the Trust, has not fulfilled its duty to act in good faith and with due care and loyalty to the Company and its minority shareholders. It remained neutral in the face of advice from Houlihan that the Trust's offering price is unfair. It further acted as the agent of the Trust throughout the entire course of the Trust's proposals.

        73.   Based on the foregoing, plaintiff and the Class have suffered and will continue to suffer damages, including injuries for which they have no adequate remedy at law.

        WHEREFORE, plaintiff demands judgment against defendants jointly and severally, as follows:

          (a)   declaring this action to be a class action and certifying plaintiff as the class representative and his counsel as class counsel;

          (b)   permanently enjoining the Squeeze-Out Transaction;

          (c)   in the event that the transaction is consummated prior to the entry of this Court's final judgment, rescinding it or awarding plaintiff and the class rescissory damages;

          (d)   directing that defendants account to plaintiff and the other members of the Class for all damages caused to them and account for all profits and any special benefits defendants obtain as a result of their breaches of their fiduciary duties;

          (e)   awarding plaintiff the costs and disbursements of this action, including a reasonable allowance for the fees and expenses of plaintiff's attorneys and experts; and

          (f)    granting plaintiff and the other members of the Class such further relief as the Court deems just and proper.

ROSENTHAL, MONHAIT, GROSS & GODDESS, P.A.
/s/ JOSEPH A. ROSENTHAL Joseph A. Rosenthal (Del. Bar No. 234)
Jessica Zeldin (Del. Bar No. 3558)
Rosenthal, Monhait, Gross & Goddess, P.A.
919 Market Street, Suite 1401
Citizens Bank Center
P.O. Box 1070
Wilmington, Delaware 19899-1070
302-656-4433
Attorneys for Plaintiff
OF COUNSEL:
Eduard Korsinsky
ZIMMERMAN, LEVI & KORSINSKY, LLP
39 Broadway, Suite 1400
New York, New York 10006
(212) 363-7500
October 8, 2004

QuickLinks

  EXHIBIT (a)(5)(vi)
FIRST AMENDED COMPLAINT
SUMMARY OF THE ACTION
THE PARTIES
CLASS ACTION ALLEGATIONS
FACTS
THE TENDER OFFER PROCESS IS UNFAIR AND COERCIVE
THE $30.50 OFFERING PRICE IS UNFAIR
COUNT I BREACH OF FIDUCIARY DUTY BY THE TRUST
COUNT II BREACH OF FIDUCIARY DUTY BY THE INDIVIDUAL DEFENDANTS